Exhibit 99.5

#770 – 800 West Pender Street Vancouver, BC V6C 2B5 P: 604-630-1399 F: 604-681-0894

MAG Silver Corp.	November 14, 2014
For Immediate Release	NR#14-14

MAG SILVER REPORTS THIRD QUARTER FINANCIAL RESULTS

Vancouver, B.C. MAG Silver Corp. (TSX: MAG; NYSE MKT: MVG) (“MAG” or the “Company”) announces the Company’s unaudited financial results for the three and nine months ended September 30, 2014.  For complete details of the third quarter unaudited Condensed Interim Consolidated Financial Statements and related Management’s Discussion and Analysis, please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).  All amounts herein are reported in United States dollars unless otherwise specified.

As at September 30, 2014, the Company had working capital of $89,571,472 (September 30, 2013: $28,617,048), including cash of $88,131,958 (September 30, 2013:$27,720,686).  The increase in cash over the prior period is a result of a bought deal public financing that closed on July 16 and August 18, 2014 whereby the Company issued 8,418,000 common shares at C$10.25 per share, for total gross proceeds of $80,017,125 (C$86,284,500). The primary use of cash in the period ended September 30, 2014 was to fund operations.  During the nine months ended September 30, 2014, advances to Minera Juanicipio S.A. de C.V. (“Minera Juanicipio”) combined with MAG’s own oversight expenditures, totaled $4,671,219 (September 30, 2013: $5,098,981). The Company makes cash deposits to Minera Juanicipio as cash called by operator Fresnillo plc (“Fresnillo”) based on approved joint venture budgets. In the nine months ended September 30, 2014, the Company also expended $2,840,962 (September 30, 2013: $723,182) on the Salamandra earn in option, and $1,364,933 (September 30, 2013: $2,881,034) on Cinco de Mayo and its other exploration and evaluation properties.

The Company’s net loss for the three and nine months ended September 30, 2014 amounted to $3,680,228 and $6,830,465 respectively (September 30, 2013: $1,488,348 and $13,367,114 respectively) or $0.05/share and $0.11/share respectively (September 30, 2013: $0.02/share and $0.22/share respectively).  The net loss increased in the three months ended September 30, 2014 primarily a result of a higher share based payment expense (a non-cash item) totaling $2,075,523 (September 30, 2013: $345,995). The net loss decreased in the nine months ended September 30, 2014 primarily as a result of no exploration and evaluation costs write-offs in the period (nine months ended September 30, 2013: $8,422,283).

Project Updates

Along with some detailed engineering work, the ramp advancement is the primary development activity ongoing at the Juanicipio project.  The ramp decline is currently advancing with conventional drill and blast cycles as well as with the continuous miner.  As of the end of September 2014, based on actual conditions and geotechnical drill holes, it appears that the near-surface zone of variable rock quality has been passed and that the expected better rock quality zone has been reached. As a result, the advance rate has improved significantly in the past three months.  In addition to the Juanicipio development work, exploration to seek new veins and trace structures and veins in neighbouring parts of the district onto the Minera Juanicipio joint venture ground is ongoing.  Currently one drill rig is on site and additional rigs will be used for exploration drilling once a series of holes being drilled for bulk metallurgical samples are completed.

No active exploration is currently being undertaken on the Company’s 100% owned Cinco de Mayo property, as the Company remains in the process of negotiating a renewed surface access agreement with the local Ejido.  The overall timeline to successful resolution and renewed surface access is not determinable at this time, and will depend upon various factors including but not limited to: the ability of the Company to arrive at a settlement agreement that would be fully supported by the majority of the Ejido; and, the ability of the Ejido to conduct a properly constituted Assembly meeting, with quorum, and favourable outcome.

At Salamandra, where the Company has an option to earn up to 70% of the property, Phase 1 and Phase 2 drill programs are now complete (see press releases March 17 and July 21, 2014 respectively). The system remains open in all directions but prior to further drilling, MAG will review the drilling data to date, and build a 3 dimensional model of the system.  This model will be used to revisit and reinterpret existing geophysical data with much greater precision both in the known mineralized areas and potentially covered mineralized areas.  The Company expects that a number of new drill targets will emerge from this review.

About MAG Silver Corp. (www.magsilver.com )
MAG is focused on advancing two significant projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry. Currently, we are advancing the underground decline towards the high grade Valdecañas Silver vein and delineating the Desprendido and Juanicipio discoveries in Zacatecas State, all within the joint venture between MAG (44%) and Fresnillo (56%). In addition, we are negotiating surface access in order to further delineate our district scale, 100% owned Cinco de Mayo property in Chihuahua state, where two new silver, lead, zinc discoveries are opening up further growth opportunities for MAG.

On behalf of the Board of
MAG SILVER CORP.

"Larry Taddei"

Chief Financial Officer

For further information on behalf of MAG Silver Corp. Contact Michael J. Curlook, VP Investor Relations and Communications

Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 681-0894

Neither the Toronto Stock Exchange nor the NYSE MKT has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Please Note:
Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html